October 2, 2018 To: Autorité des marchés financiers Alberta Securities Commission British Columbia Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Financial and Consumer Services Commission (New Brunswick) The Manitoba Securities Commission Nova Scotia Securities Commission Office of the Superintendent of Securities (Prince Edward Island) Office of the Superintendent of Securities, Service Newfoundland and Labrador Ontario Securities Commission We have read the statements made by CGI Group Inc. in its notice of change of auditor dated September 28, 2018, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. We agree with the statements concerning PricewaterhouseCoopers LLP in the notice of change of auditor dated September 28, 2018. Yours very truly, Partnership of Chartered Professional Accountants PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca “PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.